August 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Isabella Bank Corporation
Registration Statement on Form S-4
File No. 333-258102

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on Thursday, August 12, 2021, or as soon thereafter as is practicable.

Very truly yours,
ISABELLA BANK CORPORATION

By:	/s/ Jae A. Evans
Name:	Jae A. Evans
Title:	President & CEO